Hughes Hubbard & Reed LLP

One Battery Park Plaza
New York, New York 10004-1482
Telephone: 212-837-6000
Fax: 212-422-4726

Ellen S. Friedenberg
Direct Dial: 212-837-6465
E-mail: frieden@hugheshubbard.com

05012692

RECEIVED
2005 NOV 21 P 12:38
OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 17, 2005

SUPPL

FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street N.E.
Washington, DC 20549

Re: Chugai Pharmaceutical Co., Ltd. – File Number 82-34668

Dear Sirs:

On behalf of Chugai Pharmaceutical Co., Ltd. (the "Company"), I enclose the Company's letter submitting materials pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, together with the attachments thereto.

I would be grateful if you could stamp one copy of the enclosed letter in order to acknowledge receipt thereof and return it to me in the enclosed envelope.

Please direct any communications regarding this filing to me at the above address. I can also be reached at 212-837-6465 (telephone), 212-422-4726 (fax) or frieden@hugheshubbard.com.

Very truly yours,

Ellen Friedenberg

PROCESSED
NOV 23 2005
THOMSON FINANCIAL

ESF:bam

Enclosure

CHUGAI PHARMACEUTICAL CO., LTD.
1-1, Nihonbashi-Muromachi 2-chome, Chuo-ku
Tokyo 103 8324, Japan

November 14, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Chugai Pharmaceutical Co., Ltd.
Rule 12g3-2(b) Exemption: File Number 82-34668

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, as amended, Chugai Pharmaceutical Co., Ltd., a company incorporated under the laws of Japan (the "Company"), is submitting the enclosed documents as identified on Exhibit A hereto.

In the event of any questions or requests for additional information, please do not hesitate to contact our United States counsel in connection with this submission, Ellen Friedenberg of Hughes Hubbard & Reed LLP, One Battery Park Plaza, New York, New York 10004, telephone (212) 837-6465, fax number (212) 422-4726.

Sincerely,

Chugai Pharmaceutical Co., Ltd.

By: Hiroshi Takahashi
Hiroshi Takahashi
General Manager of
General Affairs Department

Enclosure

File Number: 82-34668

Exhibit A

Additional Rule 12g3-2(b) Documents

A. English Language Documents.

None.

B. Japanese Language Documents.

1. Overview of consolidated company performance (non-audited) for the third quarter of fiscal year 2005, dated October 20, 2005 (English translation as Attachment 1)

2. Documents concerning material information concerning the Company which may have a material influence on an investor's decision (which have been filed by the Company with the stock exchanges on which the common stock of the Company is listed and which are made public by such stock exchanges)

    a. Document titled ""MRA" Phase III Trial Data to be Presented at The American College of Rheumatology Meeting" dated October 18, 2005 (English translation as Attachment 2)

    b. Document titled "F. Hoffmann-La Roche Announces Third Quarter Sales 2005" dated October 19, 2005 (English translation as Attachment 3)

[End]

CHUGAI PHARMACEUTICAL CO., LTD. Creating Value for Life

OVERVIEW OF CONSOLIDATED COMPANY PERFORMANCE (Non-audited) (for the third quarter of fiscal year 2005)

Name of Company: Chugai Pharmaceutical Co., Ltd. October 20, 2005
Stock Listings: Tokyo
Security Code No.: 4519
(URL http://www.chugai-pharm.co.jp/english)
Representative: Mr. Osamu Nagayama, President and CEO, Chairman of the Board of Directors
Contact: Mr. Yoshio Itaya, General Manager of Finance and Accounting Department
Phone: +81-(0) 3-3281-6611

1. Notes to Consolidated Financial Statements

(1) Adoption of simplified method: None

(2) Change in accounting policies: Yes (See page 10 of this document for details.)

(3) Change in scope of consolidation and equity method: Yes

Consolidation: (New) 1 company (Excluded) 1 company Equity method: (New) None (Excluded) None

2. Consolidated Operating Results for the Third Quarter of FY 2005 (January 1 – September 30)

(1) Results of operations (Consolidated) *Note: Amounts of less than one million yen are omitted.*

	Net Sales	% change	Operating Income	% change	Recurring Profit	% change
3rd quarter of FY 2005 (Jan.-Sept.)	¥230,965 million	8.0	¥57,044 million	57.2	¥59,987 million	58.5
3rd quarter of FY 2004 (Jan.-Sept.)	¥213,844 million	—	¥36,295 million	—	¥37,855 million	—
FY 2004 (Jan.-Dec.)	¥294,670 million		¥51,497 million		¥51,990 million	

	Net Income	% change	Net Income per Share (Basic)	Net Income per Share (Fully Diluted)
3rd quarter of FY 2005 (Jan.-Sept.)	¥44,798 million	128.4	¥81.44	¥80.81
3rd quarter of FY 2004 (Jan.-Sept.)	¥19,611 million	—	¥35.89	¥35.37
FY 2004 (Jan.-Dec.)	¥34,117 million		¥62.27	¥61.34

Note :1 Percentages represent changes compared with the same period of the previous fiscal year.
2 The Company does not present percentages of 1st quarter of FY 2004, because it did not disclose the figures of 1st quarter of its previous year.

Qualitative Information Regarding Operating Results

Consolidated net sales for the fiscal period under review totaled ¥230,965 million, up 8.0% compared with the same period last year.

Sales of our anti-influenza agent Tamiflu were far higher than expected due to a large-scale outbreak of influenza in February and March 2005. A strong performance was also posted by the recombinant human erythropoietin Epogin, a mainstay product, and other products. A further contribution to sales came from the rising market profile of Evista, an osteoporosis treatment launched in May 2004.

Overseas sales, including exports, totaled ¥17,162 million, up 25.5% compared with the same period last year, due to the strong sales of Neutrogin mainly in European market. Overseas sales represents 7.4% of the Company's net sales.

At the profit level, operating income amounted to ¥57,044 million (ratio to net sales: 24.7%), and recurring profit amounted to ¥59,987 million (ratio to net sales: 26.0%), due to the synergistic effect of rise in sales, curtailed selling, general and administrative expenses, and other. Net income amounted to ¥44,798 million; while the company recorded extraordinary losses of ¥549 million impairment loss related to the closure of Tsukuba Laboratories and ¥760 million expenses related mainly to the relocations of the head office and a US subsidiary, they were offset by extraordinary gains of ¥722 million from transfer of Kagamiishi Plant and the land of the former Matsunaga Plant, ¥1,667 million milestone income from Roche related to the co-development of our in-house development product MRA, and ¥10,717 million from the return of substitutional employees' pension fund.

(Reference) Results of operations (Non-Consolidated)

	Net Sales	% change	Operating Income	% change	Recurring Profit	% change
3rd quarter of FY 2005 (Jan.-Sept.)	¥222,060 million	7.2	¥51,824 million	57.6	¥55,635 million	59.5
3rd quarter of FY 2004 (Jan.-Sept.)	¥207,192 million	—	¥32,880 million	—	¥34,872 million	—
FY 2004 (Jan.-Dec.)	¥285,149 million		¥46,707 million		¥47,591 million	

	Net Income	% change	Net Income per Share (Basic)	Net Income per Share (Fully Diluted)
3rd quarter of FY 2005 (Jan.-Sept.)	¥43,279 million	135.6	¥78.67	¥78.07
3rd quarter of FY 2004 (Jan.-Sept.)	¥18,367 million	—	¥33.61	¥33.13
FY 2004 (Jan.-Dec.)	¥32,778 million		¥59.82	¥58.93

(2) Financial conditions (Consolidated)

	Total Assets	Shareholders' Equity	Shareholders' Equity/Total Assets	Shareholders' Equity per Share
3rd quarter of FY 2005 (Jan.-Sept.)	¥424,088 million	¥356,499 million	84.1%	¥646.90
3rd quarter of FY 2004 (Jan.-Sept.)	¥399,338 million	¥304,962 million	76.4%	¥557.92
FY 2004 (Jan.-Dec.)	¥411,449 million	¥320,846 million	78.0%	¥583.61

Results of cash flows (Consolidated)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Balance of Cash and Cash Equivalents
3rd quarter of FY 2005 (Jan.-Sept.)	¥56,395 million	¥(7,841) million	¥(11,559) million	¥94,517 million
3rd quarter of FY 2004 (Jan.-Sept.)	¥39,645 million	¥(24,394) million	¥(12,054) million	¥39,764 million
FY 2004 (Jan.-Dec.)	¥51,494 million	¥(15,211) million	¥(13,718) million	¥57,380 million

Qualitative Information Regarding Financial Condition (Consolidated)

1) Changes in the Company's Financial Condition

Total assets at the end of the third quarter were ¥424,088 million, up ¥12,639 million from the previous fiscal year-end, mainly due to the increase in cash and deposits due to the collection of the accounts receivables. Total liabilities amounted to ¥66,271 million down ¥22,868 million, mainly due to the decrease in reserve for employee's retirement benefits caused by the return of substitutional employees' pension fund and decrease in accounts payables and accrued expenses. Working capital (current assets minus current liabilities) came to ¥247,034 million, and the current ratio was 543.2%, reflecting the Company's sound financial condition.

Shareholders' equity totaled ¥356,499 million, up ¥35,652 million from the previous fiscal year-end, and the equity ratio was 84.1%, compared to 78.0% at the previous year-end.

2) Cash Flows

Cash and cash equivalents increased by ¥37,136 million at the end of the third quarter.

Net cash provided by operating activities amounted to ¥56,395 million, as the net profit before taxes increased due to the increase in sales, which surpassed payments for income taxes, etc. Net cash provided by investing activities amounted to minus ¥7,841 million because of acquisition of factory equipment and purchase of marketable securities, which offset the revenue from the sale of Kagamiishi factory. Net cash used in financing activities totaled ¥11,559 million primarily as a result of dividends paid.

3. Consolidated Outlook for the Fiscal Year Ending December 31, 2005

The Company has made no revision to its outlooks for the interim and full fiscal year 2005, announced on August 4, 2005.

Sales of Mainstay Products

(Millions of Yen)

Figures are rounded off to the nearest 100 million

	Consolidated					
	Third Quarter of FY2005 (Jan.-Sept.)	Third Quarter of FY2004 (Jan.-Sept.)	Change (%)	Third Quarter of FY2005 (Jul.-Sept.)	Third Quarter of FY2004 (Jul.-Sept.)	Change (%)
Epogin	51,000	49,500	3.0	17,800	17,500	1.7
Tamiflu	23,300	7,200	223.6	100	0	—
Neutrogin	23,100	20,100	14.9	8,200	7,100	15.5
Sigmart	13,800	12,800	7.8	4,700	4,300	9.3
Rituxan	12,500	11,800	5.9	4,400	4,400	0.0
Alfarol	11,400	11,500	(0.9)	3,800	3,900	(2.6)
Kytril	8,600	7,700	11.7	3,100	2,700	14.8
Herceptin	7,700	6,600	16.7	2,800	2,500	12.0
Furtulon	6,800	8,800	(22.7)	2,100	2,800	(25.0)
Evista	6,000	2,000	200.0	2,400	500	380.0
Suvenyl	5,700	4,900	16.3	2,000	1,700	17.6
Pegasys	5,700	4,100	39.0	2,000	1,800	11.1
Oxarol	5,200	4,800	8.3	1,800	1,700	5.9
Rythmodan	5,200	5,400	(3.7)	1,700	1,800	(5.6)
Rocephin	3,900	3,200	21.9	1,300	1,000	30.0
Euglucon	3,600	3,900	(7.7)	1,200	1,300	(7.7)
Renagel	3,200	2,500	28.0	1,100	900	22.2
Xeloda	1,900	1,400	35.7	700	500	40.0

(Millions of Yen)

Figures are rounded off to the nearest 100 million

		Non-Consolidated					
		Third Quarter of FY2005 (Jan.-Sept.)	Third Quarter of FY2004 (Jan.-Sept.)	Change (%)	Third Quarter of FY2005 (Jul.-Sept.)	Third Quarter of FY2004 (Jul.-Sept.)	Change (%)
Domestic Sales							
	Epogin	51,000	49,500	3.0	17,800	17,500	1.7
	Tamiflu	23,300	7,200	223.6	100	0	—
	Neutrogin	9,200	9,100	1.1	3,300	3,300	0.0
	Sigmart	11,500	11,100	3.6	3,800	3,800	0.0
	Rituxan	12,500	11,800	5.9	4,400	4,400	0.0
	Alfarol	11,300	11,500	(1.7)	3,800	3,900	(2.6)
	Kytril	8,600	7,700	11.7	3,100	2,700	14.8
	Herceptin	7,700	6,600	16.7	2,800	2,500	12.0
	Furtulon	6,800	8,800	(22.7)	2,100	2,800	(25.0)
	Evista	6,000	2,000	200.0	2,400	500	380.0
	Suvenyl	5,700	4,900	16.3	2,000	1,700	17.6
	Pegasys	5,700	4,100	39.0	2,000	1,800	11.1
	Oxarol	5,200	4,800	8.3	1,800	1,700	5.9
	Rythmodan	5,200	5,400	(3.7)	1,700	1,800	(5.6)
	Rocephin	3,900	3,200	21.9	1,300	1,000	30.0
	Euglucon	3,600	3,900	(7.7)	1,200	1,300	(7.7)
	Renagel	3,200	2,500	28.0	1,100	900	22.2
	Xeloda	1,900	1,400	35.7	700	500	40.0
Export Sales							
	Neutrogin	5,300	4,700	12.8	2,200	1,400	57.1
	Sigmart	2,100	1,400	50.0	900	400	125.0
	Ulcerlmin	900	700	28.6	300	300	0.0

Consolidated Balance Sheets

Accounts	As of September 30, 2004 Millions of Yen		%	As of September 30, 2005 Millions of Yen		%	As of December 31, 2004 Millions of Yen		%
(Assets)									
I Current assets:									
Cash and deposits		39,764			94,517			57,380	
Trade notes and accounts receivable		96,716			93,960			104,685	
Marketable securities		48,214			46,573			39,937	
Inventories		61,253			49,412			57,916	
Deferred tax assets		8,889			12,409			9,992	
Other		6,126			6,215			5,680	
Reserve for doubtful accounts		(815)			(312)			(656)	
Total current assets		260,148	65.1		302,776	71.4		274,937	66.8
II Fixed assets									
1. Tangible fixed assets:									
Buildings and structures	106,619			97,643			104,096		
Accumulated depreciation	56,813	49,806		54,774	42,868		55,956	48,139	
Machinery and vehicles	63,353			53,770			60,341		
Accumulated depreciation	47,152	16,200		42,933	10,836		45,672	14,669	
Furniture and fixtures	34,067			32,226			33,832		
Accumulated depreciation	27,648	6,418		26,484	5,741		27,309	6,522	
Land		10,938			9,941			10,703	
Construction in progress		8,551			5,137			10,016	
Total tangible fixed assets		91,915			74,525			90,051	
2. Intangible fixed assets									
Software		—			4,258			—	
Other		2,915			2,277			2,791	
Total intangible fixed assets		2,915			6,535			2,791	
3. Investments and other assets									
Investment securities		12,590			16,229			13,263	
Long-term loans		162			107			152	
Deferred tax assets		18,000			9,931			17,038	
Other		13,885			14,280			13,554	
Reserve for doubtful accounts		(280)			(299)			(340)	
Total investments and other assets		44,358			40,250			43,669	
Total fixed assets		139,189	34.9		121,312	28.6		136,512	33.2
Total assets		399,338	100.0		424,088	100.0		411,449	100.0

Accounts	As of September 30, 2004 Millions of Yen	%	As of September 30, 2005 Millions of Yen	%	As of December 31, 2004 Millions of Yen	%
(Liabilities)						
I Current liabilities						
Trade notes and accounts payable	19,874		16,093		19,164	
Short-term borrowings	-		1,000		1,000	
Other payables	5,349		4,871		6,960	
Accrued income taxes	369		11,250		8,132	
Deferred tax liabilities	5		4		3	
Accrued consumption taxes	1,626		1,395		2,448	
Accrued expenses	9,241		8,209		16,256	
Reserve for bonuses to employees	7,597		7,616		3,845	
Reserve for sales returns	403		63		67	
Reserve for sales rebates	1,475		1,454		1,606	
Other	2,523		3,783		3,870	
Total current liabilities	48,467	12.1	55,742	13.1	63,356	15.4
II Fixed liabilities						
Bonds with warrant	6,011		2,404		3,306	
Convertible bonds	3,378		1,251		1,861	
Long-term debt	1,000		—		—	
Deferred tax liabilities	20		3		3	
Reserve for employees' retirement benefits	33,907		6,381		20,189	
Reserve for officers' retirement benefits	366		455		393	
Other	30		33		30	
Total fixed liabilities	44,713	11.2	10,528	2.5	25,783	6.3
Total liabilities	93,181	23.3	66,271	15.6	89,139	21.7
(Minority interests)						
Minority interests	1,194	0.3	1,318	0.3	1,462	0.3
(Shareholders' equity)						
I Common stock	68,417	17.1	71,288	16.8	70,531	17.1
II Additional paid-in capital	88,279	22.1	91,143	21.5	90,387	22.0
III Retained earnings	151,561	38.0	198,000	46.7	164,854	40.1
IV Net unrealized holding gain on securities	2,399	0.6	3,461	0.8	2,405	0.6
V Foreign currency translation adjustments	257	0.1	219	0.1	283	0.1
VI Treasury stock, at cost	(5,953)	(1.5)	(7,614)	(1.8)	(7,616)	(1.9)
Total shareholders' equity	304,962	76.4	356,499	84.1	320,846	78.0
Total liabilities, minority interests and shareholders' equity	399,338	100.0	424,088	100.0	411,449	100.0

Consolidated Statements of Income

	Third Quarter of FY 2004 (Jan. 1, 2004 – Sept.30, 2004)			Third Quarter of FY 2005 (Jan. 1, 2005 - Sept.30, 2005)			FY 2004 (Jan. 1, 2004 - Dec. 31, 2004)		
Accounts	Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
I Net sales		213,844	100.0		230,965	100.0		294,670	100.0
II Cost of sales		81,445	38.1		83,952	36.3		111,538	37.9
Gross profit		132,398	61.9		147,013	63.7		183,131	62.1
Reserve for sales returns		(94)	(0.0)		(3)	(0.0)		(431)	(0.1)
Net gross profit		132,493	62.0		147,016	63.7		183,563	62.3
III Selling, general and administrative expenses		96,198	45.0		89,972	39.0		132,065	44.8
Operating income		36,295	17.0		57,044	24.7		51,497	17.5
IV Non-operating income:									
Interest income	299			360			425		
Dividend income	63			62			89		
Life insurance dividends received	446			404			446		
Patent royalties	859			908			1,155		
Gain on foreign exchange	455			420			399		
Gain on derivatives	–			634			–		
Other	1,521	3,645	1.7	1,816	4,607	2.0	2,014	4,529	1.5
V Non-operating expenses:									
Interest expense	228			224			326		
Loss on disposal of fixed assets	377			217			449		
Reserve for doubtful accounts	3			30			63		
Loss on inventories	504			477			1,160		
Loss on derivatives	313			–			609		
Other	657	2,085	1.0	714	1,664	0.7	1,426	4,036	1.4
Recurring profit		37,855	17.7		59,987	26.0		51,990	17.6
VI Extraordinary gain:									
Gain on the transfer of nonprescription products business	–			–			9,337		
Gain on termination of defined benefit pension plan	–			–			2,495		
Gain on return of government pension fund	–			10,717			–		
Fees of licensing agreement	–			1,667			–		
Gain on sale of fixed assets	–	–	–	722	13,107	5.7	–	11,833	4.0
VII Extraordinary loss:									
Loss on disposition of equipments and environmental recovery costs under termination activities	–			760			2,093		
Additional lump-sum payments for early retirement program	4,242			–			4,242	6,335	2.2
Loss on impairment	–	4,242	2.0	549	1,310	0.6	–	6,335	2.2
Income before income taxes and minority interests		33,613	15.7		71,783	31.1		57,488	19.5
Income taxes:									
Current	9,824			22,017			18,823		
Deferred	3,374	13,199	6.2	4,027	26,044	11.3	3,515	22,339	7.6
Minority interests		803	0.4		940	0.4		1,031	0.4
Net income		19,611	9.2		44,798	19.4		34,117	11.6

Consolidated Statements of Retained Earnings

Accounts	Third Quarter of FY 2004 (Jan. 1, 2004 - Sept.30, 2004) Millions of Yen		Third Quarter of FY 2005 (Jan. 1, 2005 - Sept.30, 2005) Millions of Yen		FY 2004 (Jan. 1, 2004 - Dec. 31, 2004) Millions of Yen	
(Additional paid-in capital)						
I Additional paid-in capital at beginning of period		88,099		90,387		88,099
II Increase in Additional paid-in capital						
Conversion of convertible bonds	29		304		786	
Exercise of warrant	150		450		1,501	
Gain on disposal of treasury stock	0	180	1	755	0	2,288
III Additional paid-in capital at ending balance		88,279		91,143		90,387
(Retained earnings)						
I Retained earnings at beginning of period		144,062		164,854		144,062
II Increase in retained earnings						
Net income	19,611	19,611	44,798	44,798	34,117	34,117
III Decrease in retained earnings						
Cash dividends	12,021		11,558		12,021	
Bonuses to directors	90		94		90	
Decrease in retained earnings due to decrease in shareholdings in consolidated subsidiaries	—	12,111	—	11,652	1,212	13,324
IV Retained earnings at end of period		151,561		198,000		164,854

Consolidated Statements of Cash Flows

	Third Quarter of FY 2004 (Jan. 1, 2004 - Sept.30, 2004)	Third Quarter of FY 2005 (Jan. 1, 2005 - Sept.30, 2005)	FY 2004 (Jan. 1, 2004 - Dec. 31,2004)
Accounts	Millions of Yen	Millions of Yen	Millions of Yen
I Cash flows from operating activities			
Income before income taxes and minority interests	33,613	71,783	57,488
Depreciation and amortization	10,558	9,998	14,383
Loss on impairment	–	549	–
Decrease in reserve for employees' retirement benefits	(5,651)	(13,804)	(19,369)
Interest and dividend income	(362)	(423)	(514)
Interest expense	228	224	326
Loss on disposal of fixed assets	377	217	449
Profit and loss from sales of fixed assets	–	(803)	(123)
Gain and loss on sales and revaluation of investment securities	(27)	(126)	(66)
(Increase) decrease in notes and accounts receivable	17,262	10,731	8,781
Decrease (increase) in inventories	(8,000)	8,502	(4,665)
(Decrease) increase in notes and accounts payable	(798)	(3,076)	(1,245)
(Decrease) increase in accrued consumption taxes	1,341	(1,053)	2,227
Other	(4,090)	(7,188)	(1,063)
Subtotal	44,451	75,533	56,608
Interest and dividends received	362	423	514
Interest paid	(252)	(236)	(337)
Income taxes paid	(9,667)	(19,323)	(10,947)
Income taxes refunded	4,750	–	5,656
Net cash provided by operating activities	39,645	56,395	51,494
II Cash flows from investing activities			
Purchases of marketable securities	(66,002)	(72,026)	(84,001)
Proceeds from sales of marketable securities	59,597	64,906	85,897
Purchases of investment securities	(7,749)	(1,109)	(8,093)
Proceeds from sales of investment securities	1,321	399	1,247
Purchases of fixed assets	(11,655)	(5,450)	(11,746)
Proceeds from sales of fixed assets	67	5,373	1,427
Net decrease in short-term loans	5	0	5
Net decrease in long-term loans	20	65	52
Net cash provided by (used in) investing activities	(24,394)	(7,841)	(15,211)
III Cash flows from financing activities			
Net decrease in long-term debt	(11)	–	(11)
Redemption of bonds	(0)	(0)	(0)
Net increase in treasury stock	(16)	2	(1,680)
Cash dividends paid	(12,021)	(11,558)	(12,021)
Cash dividends paid to minority shareholders	(5)	(3)	(5)
Net cash used in financing activities	(12,054)	(11,559)	(13,718)
IV Effect of exchange rate changes on cash and cash equivalents	341	140	170
V Net increase in cash and cash equivalents	3,537	37,136	22,736
VI Cash and cash equivalents an beginning of period	36,226	57,380	36,226
VII Cash decrease resulting from exclusion of subsidiaries from consolidation	–	–	(1,581)
VIII Cash and cash equivalents at end of period	39,764	94,517	57,380

Change in accounting policies

Impairment Accounting for Fixed Assets

The Company adopted early impairment accounting standards during the fiscal period under review. These standards are based on the "Report on Accounting Standards for Impaired Fixes Assets", published by Business Accounting Council on August 9, 2002, and the "Implementation Guidelines on Accounting Standards for Impaired Fixes Assets" in the "Accounting Standard Implementation Guideline No. 6", published by the Accounting Standards Board of Japan on October 31, 2003. From the fiscal year closing on March 31, 2004, these standards are applicable on its fiscal statements. By applying these standards, Income before income taxes and minority interests decreased by ¥549 million. Impairment losses are directly deducted from asset amounts.

(Reference) R&D Activities

Chugai Pharmaceutical Co., Ltd. is proactively conducting its prescription pharmaceutical R&D activities in Japan as well as overseas. R&D expenses for the third quarter (July–September, 2005) amounted to ¥ 34,501 million.

With regard to the company's R&D activities during the period under review, Chugai signed an agreement with Human Metabolome Technologies, Inc. to collaborate on the search of biomarkers, aiming to improve efficiency in drug discovery. Also, from September Chugai has initiated to disclose information of clinical trials that the company conducts through the website managed by Japan Pharmaceutical Information Center (JAPIC), in an attempt to eliminate the information gap between healthcare professionals and patients.

As for clinical development activities in Japan, the company saw progress as follows.

Oncology

- Chugai is conducting Phase I clinical trials of humanized anti-VEGF (vascular endothelial growth factor) monoclonal antibody R435 (expected indication: colorectal cancer). In response to the request by the Fifth Investigational Committee for Usage of Unapproved Drugs held in July 2005 to expedite the filing, Chugai is now planning to file the application in the spring of 2006. As for the Safety Confirmation Study, which was also requested by the committee, discussions are currently taking place with the authority regarding the details, and Chugai aims to start the study as early as possible.

Renal Disease

- In July 2005 Chugai launched the phosphate binding agent PB-94 (hyperphosphatemia treatment) in the Taiwanese market under the name Renagel.

Other Diseases

- In June 2005, Chugai submitted an application for manufacturing and marketing approval for the use of the antiviral agent R964 in combination with peginterferon Pegasys in chronic hepatitis C patients. Subsequently, a priority review status was granted in September.

At present, Chugai is awaiting approval of applications filed for the manufacture and marketing of six agents under development, including R964 (expected indication: chronic hepatitis C).

Clinical Development Activities Overseas

- Since July, Chugai has started the preparation of phase III clinical trials, as results from Phase II clinical trials conducted through Chugai Pharma USA, LLC in the United States for the gastrointestinal motility agent GM-611 (expected indication: diabetic gastroparesis) have demonstrated efficacy in the improvement of symptoms associated with diabetic gastroparesis..

Development pipeline (as of October 20, 2005)

Development code	Indication # Additional indication	Stage (Filing date)	Generic name Product name Dosage form	Origin (Collaborator)	Mode of Action
Oncology					
CGS20267	Breast cancer in postmenopausal women	Filed Jul. 00	letrozole Femara® Tablet	Novartis (Novartis Pharma)	Aromatase inhibitor
EPOCH	Chemotherapy-induced anemia #	Preparing for filing	epoetin beta Epogin® Injection	In-house	Recombinant human erythropoietin
R597	Breast cancer (adjuvant) #	Phase 3 Multinational study	trastuzumab Herceptin® Injection	Roche / Genentech	Humanized anti-HER2 monoclonal antibody
R340	Colorectal cancer #	Phase 2 Completed	capecitabine Xeloda® Tablet	Roche	Antimetabolite, 5-FU derivative
	Gastric cancer #	Phase 2			
MRA	Multiple myeloma	Phase 2 (France)	tocilizumab	In-house (Roche)	Humanized anti-human IL-6 receptor monoclonal antibody
		Phase 1 (US)	Injection		
R1415	Lung cancer	Phase 2	erlotinib Tarceva® Oral	OSI/Genentech/ Roche	Epidermal growth factor receptor (EGFR/HER1) tyrosine kinase inhibitor
R744	Chemotherapy-induced anemia	Phase 2	Injection	Roche	CERA (Continuous erythropoiesis receptor activator)

Development code	Indication # Additional indication	Stage (Filing date)	Generic name Product name Dosage form	Origin (Collaborator)	Mode of Action
CAL	Bone metastases	Phase 1/2 (US)	Injection	In-house	Humanized anti-PTHrP monoclonal antibody
	Hypercalcemia of malignancy	Phase 1 Completed (Japan)			
CHC12103	Ovarian cancer Non-small cell lung cancer	Phase 1 Completed	Injection	Cell Therapeutics	Poly-(L-glutamic acid) –paclitaxel conjugate
R435	Colorectal cancer	Phase 1	bevacizumab Injection	Roche / Genentech (Avastin®)	Humanized anti-VEGF (Vascular Endothelial Growth Factor) monoclonal antibody
R1273	Non-small cell lung cancer	Phase 1	pertuzumab Injection	Roche / Genentech (Omnitarg™)	HER dimerization inhibitory humanized monoclonal antibody
Bone and Joint					
MRA	Rheumatoid arthritis	Phase 3 Completed (Japan)	tocilizumab Actemra® Injection	In-house	Humanized anti-human IL-6 receptor monoclonal antibody
		Phase 3 (Overseas)	tocilizumab Injection	In-house (Roche)	
	Systemic onset juvenile idiopathic arthritis (soJIA)	Phase 3 (Japan)	tocilizumab Actemra® Injection	In-house	
		Phase 2 (UK)	tocilizumab Injection	In-house (Roche)	
ED-71	Osteoporosis	Phase 3	Oral	In-house	Activated Vitamin D derivative
R484	Osteoporosis	Phase 2 Completed	Ibandronic acid Injection	Roche (Boniva® in US / Bonviva® in EU)	Bisphosphonate
		Phase 2	Ibandronic acid Oral		
CHS13340	Osteoporosis	Phase 2	Nasal spray	Daiichi Asubio Pharma	Recombinant parathyroid hormone (rhPTH1-34)
Renal disease					
R744	Renal anemia	Phase 2	Injection	Roche	CERA (Continuous erythropoiesis receptor activator)
Cardio/Cerebro-vascular disease					
SG-75	Acute heart failure #	Filed Jun.03	nicorandil Sigmart® Injection	In-house	Potassium channel opener
AVS	Subarachnoidal hemorrhage	Filed Apr.95	nicaraven Antevas® Injection	In-house	Hydroxyl radical scavenger
Transplant, Immunology and Infectious disease					
MRA	Castleman's disease (Orphan drug status in Japan)	Launched Jun.05 (Japan)	tocilizumab Actemra® Injection	In-house	Humanized anti-human IL-6 receptor monoclonal antibody

Development code	Indication # Additional indication	Stage (Filing date)	Generic name Product name Dosage form	Origin (Collaborator)	Mode of Action
		Phase 1 (US)	tocilizumab Injection	In-house (Roche)	
	Crohn's disease	Phase 2 (Japan)	tocilizumab Actemra® Injection	In-house	
	Systemic lupus erythematosus (SLE)	Phase 1 (US)	tocilizumab Injection	In-house (Roche)	
R964	Chronic hepatitis C	Filed	ribavirin Copegus® Tablet	Roche	Anti-viral agent in combination with Pegasys®
<u>Other field</u>					
EPOCH	Predeposit of autologous blood transfusion #	Filed Mar. 02	epoetin beta Epogin® Injection	In-house	Recombinant human erythropoietin
	Anemia in premature infants #	Filed Mar.02	epoetin beta Epogin® Injection		
VAL	Post-hepatectomy/ Liver transplantation	Phase 2 Completed	valine Injection	In-house	Recovery of liver function
	Decompensated cirrhosis	Phase 2	valine Oral		
GM-611	Diabetic gastroparesis	Phase 1 Completed (Japan)	mitemcinal fumarate Tablet	In-house	Motilin agonist Recovery of gastrointestinal motility
		Phase 2 Completed (US)			
	Irritable bowel syndrome (IBS)	Phase 2 (US)			
R483	Type 2 diabetes	Phase 1 Completed	 Oral	Roche	Insulin sensitizer

Changes from the last announcement on August 4, 2005

<u>Oncology</u>

- R435 Phase 2 to be omitted (Planning to file the application upon completion of phase 1)

Translation

October 18, 2005

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (1st Section of Tokyo Stock Exchange)
Head office: 1-1, Nihonbashi-Muromachi 2-Chome, Chuo-ku, Tokyo
President & CEO: Osamu Nagayama
Inquiries to: Shizuo Kagoshima, General Manager,
Corporate Communications Dept.
Tel: +81-(0)3-3273-0881

"MRA" Phase III Trial Data to be Presented at The American College of Rheumatology Meeting

October 18, 2005 (Tokyo) - Chugai Pharmaceutical Co., Ltd. [Head Office: Chuo-ku, Tokyo; President Osamu Nagayama (hereinafter, "Chugai")] and F. Hoffmann-La Roche Ltd. (hereinafter "Roche") [Head Office: Basel, Switzerland. Chairman and CEO: Franz B. Humer] announced that the humanized anti-human IL-6 (interleukin-6) receptor monoclonal antibody, "MRA" (tocilizumab), globally co-developed by Chugai and Roche, has shown efficacy as a monotherapy in inhibiting the progression of joint destruction in phase III trial for rheumatoid arthritis patients conducted in Japan. The results will be presented at The American College of Rheumatology Annual Scientific Meeting held in San Diego, USA, from November 12 to 17.

The abstract of this publication is ready at the following ACR website:
http://www.abstractsonline.com/viewer/viewAbstract.asp?CKey={4521AFC3-F926-4C61-A7E5-2BF44D445EF5}&MKey={F5B9F43A-15A0-467D-8458-5DF32518B4E3}&AKey={AA45DD66-F113-4CDD-8E62-01A05F613C0D}&SKey={6DF59A4F-A41B-42DD-A069-6B5053D0757B}

Outline of the abstract:

- This phase III clinical trial is a randomized controlled trial conducted for 52 weeks in active rheumatic arthritis patients within five years of onset.
- 8 mg/kg tocilizumab (intravenous infusion) was administered every 4 weeks in the MRA arm (157 patients) while single or combination of conventional DMARDs, 80% of which was methotrexate (MTX), were administered in the control arm (145 patients). A total of 302 patients were evaluated.
- van der Heijde modified Sharp score was used to evaluate effects on joint destruction on the bone radiographs in blinded manner, and ACR response rates were used to determine the anti-rheumatic efficacy.
- Patients in the MRA arm showed statistically significant less radiographic joint destruction compared to the control group as measured by total Sharp score, erosion score and joint space narrowing. Also, ACR response rates in the MRA arm were statistically higher than those in the control arm.
- The over all incidences of adverse events including clinical laboratory abnormalities were 96% and 87% in the MRA and control arms, respectively. Lipid increases were predominantly reported in the MRA arm, but the mean cholesterol level became stable at around the normal upper limit. No tuberculosis was observed.

MRA is currently marketed in Japan under the trade name ""ACTEMRA® 200 for Intravenous Infusion" after approval as a therapy for Castleman's disease in April this year. Outside of Japan, phase III trials in rheumatoid arthritis are going on in more than 20 countries worldwide through co-development between Chugai and Roche.

(Reference)

Total Sharp Score (TSS): Score to evaluate joint destruction of RA patients, which is calculated based on erosion score and joint space narrowing from bone radiographies.

Bone erosion: a region of the eroded surface of bone

Joint space narrowing: narrowing gap between components of a joint, according to progress of the disease

ACR response rate: The improvement criteria of American College of Rheumatology to evaluate disease activity of patients. The response rate is a percentage of patients who are satisfied with the improvement criteria.

van der Heijde modified Sharp score: an evaluation method modified by Dr. van der Heijde, which contains evaluation of feet as well as hands and wrists (The original Sharp score is to evaluate only hands and wrists)

Translation

October 19, 2005

Name of listed company:	Chugai Pharmaceutical Co., Ltd.
Code number:	4519 (1st Section of Tokyo Stock Exchange)
Head office:	1-1, Nihonbashi-Muromachi 2-chome, Chuo-ku, Tokyo
President & CEO:	Osamu Nagayama
Inquiries to:	Shizuo Kagoshima, General Manager, Corporate Communications Dept.
Tel:	+81-(0)3-3273-0881

F. Hoffmann-La Roche Announces Third Quarter Sales 2005

F. Hoffmann-La Roche Ltd.. (hereafter "Roche") [Head Office: Basel, Switzerland. Chairman and CEO: Franz B. Humer] announced today, its third quarter sales 2005 (January 1 – September 30, 2005) Roche owns 50.1% of Chugai's outstanding shares (50.6% of voting rights) since October 1, 2002 (as of June 30, 2005). Its presentation materials can be found on its Website (http://www.roche.com).

Media Release Presentation[PDF]

Chugai's sales for the period of January 1 to September 30, 2005 are included in the announced Roche Group's sales. These results are based on Roche's accounting policies which conform to International Financial Reporting Standards, which differ from generally accepted accounting standards in Japan.

Chugai's third quarter results for fiscal 2005 (January – September, 2005) are scheduled to be announced on October 20, 2005.